FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 28, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

APPROVED

Board of Directors of OJSC “Wimm-Bill-Dann Foods”

Minutes No. 13-02 of 13.02.2003

Chairman of the Board of Directors, D. Iakobachvili	/s/ D. Iakobachvili
(signature)

(place for stamp)

Q U A R T E R L Y  R E P O R T

of Issuer of Emissive Securities

for the fourth quarter of 2002

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issuer’s Code: 06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney
dated October 1, 2002, No. 01/10 R.V. Bolotovsky	/s/ R.V. Bolotovsky
(signature)

Chief Accountant: E. E. Laryushkina	/s/ E.E. Laryushkina
(signature)

13.02.2003

(place for stamp)

Contact person: Bolotov Alexander Gennadievich

Legal adviser

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail:   | | HYPERLINK mailto:BOLOTOV2@WBD.RU | | BOLOTOV2@WBD.RU | |

A.  DATA ON ISSUER

9. Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

10. Abbreviated name.

WBD Foods

11. Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced:   April 16, 2001

The present name introduced:  May 31, 2001

12. Data on Issuer’s state registration record and licences held.

Issuer’s state registration date:   May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P - 15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

No licences held.

13. Taxpayer’s identification number.

7709342399

14. Issuer’s branch/sectorial affiliation.

OKONKh  Codes:

18151, 18221, 18191, 18114, 71100, 71200, 71500, 84500, 51500, 72200

15. Issuer’s location, postal address and contact telephones.

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9723;  Fax:    (095) 733-9736

E-mail: BOLOTOV2@WBD.RU

16. Data on Issuer’s public accountant / auditor.

Name: CJSC Unicon/MS Consulting Group

Location: 113545, Moscow, Varshavskoe shosse, d. 125

Taxpayer ID: 7716021332

Postal address: 113545, Moscow, Varshavskoe shosse, d. 125

Tel.: (095) 319-6636, Fax: (095) 319-5909

E-mail: n/a

Information on auditor’s licence

Licence number: E 000547

Date of issue of licence: June 25, 2002

Period of validity: June 24, 2007

Organization that issued the licence: RF Ministry of Finance

17. Data on organizations, keeping record of Issuer’s securities rights.

Registration body:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

Licence:

Licence number:10-000-1-00255

Date of issue of licence: September 13, 2002

Period of validity: not established

Organization that issued the licence: Federal Commission for Securities Market

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Centralized storing of Issuer’s inscribed / registered securities during the period under report has not been exercised.

18.          Issuer’s bailee (Depository Institution).

                Issuer has no bailee (Depository Institution).

19.          Issuer’s participants.

Total number of participants / shareholders: 13

Shareholders (participants), owning not less than 5% of Issuer’s charter capital:

19.1        Name: OOO Deutsche Bank

Location: 129090 Moscow, ul. Schepkin, 4

Mail address: 129090 Moscow, ul. Schepkin, 4

Share of the Issuer`s charter capital: 27.6604% (nominal shareholder)

Shareholders (participants) owning not less than 25 percent of the Issuer`s charter capital:

                none

19.2        Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 18.8021%

19.3        Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 12.1623%

19.4        Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 10.15%

19.5        Timokhins, Alexanders

Share of the Issuer’s charter capital: 6.9483%

19.6        Orlov, Alexander Sergeevich

Share of the Issuer’s charter capital: 6.8733%

19.7        Iakobachvili, David

Share of the Issuer’s charter capital: 6.4053%

20. Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Company managing / executive committee Chairman;

4. Managing / executive committee.

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

15.20. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s pursuant to its charter (constitutive documents):

16.3. The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)              determination of the priority directions of the Company’s activities;

2)              calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)              approval of the agenda of the General Meeting of Shareholders;

4)              determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)              placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)              determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)              acquisition of shares, bonds, and other securities  placed by the Company in the cases provided for by the JSC Law;

8)              formation of the executive bodies of the Company and early termination of their authorities—election of  the Chairman of the Management Board and appointment of the members of the Management Board,

9)              determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)        recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)        recommendations on the amount of the dividend on shares and the procedure for its payment;

12)        utilization of the reserve fund and other funds of the Company;

13)        approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)        creation of branches and opening of representative offices of the Company;

15)        approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)        approval of the transactions provided for by chapter XI of the JSC Law;

17)        approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)        adoption of resolutions on the Company’s participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law;

19)        other issues provided for by the JSC Law.

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management

Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

17.5. The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6. In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7. The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

17.7.1. organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

17.7.2. decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

17.7.3. establishment of prices, rates, and commissions under contracts with suppliers and consumers;

17.7.4. ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

17.7.5. keeping personnel records in accordance with current Russian legislation;

17.7.6. monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

17.7.7. the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

17.7.8. providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

17.7.9. organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

17.7.10. performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company.

21. Members of Board of Directors (Supervisory Board) of Issuer

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Positions over past 5 years:

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1996 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of dairy and cultured milk products, juices, and beverages

Position: General Problems Consultant

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Orlov, Alexander Sergueevich

Born: 1948

Positions over past 5 years:

Period: 1994 - 1997

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy #3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - to present day

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factoryr”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.87%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.033%

Name: OJSC “Tsaritsino Dairy”

Share: 0.37%

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1996 - 1998

Organization: AOZT “PK Lianfruct”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Scherbak, Vladimir Nikolaevich

Born: 1939

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agroindustrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - Present

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

David Iakobachvili

Born: 1957

Positions over past 5 years:

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: data not available

Position: Director

Period: 1997 - 2002

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - Present

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director, member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: 6.41%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.03%

Name: OJSC “Tsaritsino Dairy”

Share: 4.08%

Remuneration for the Reporting Period: this information is confidential

Tutelyan, Victor Alexandrovich

Born: 1942

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Yasin, Eugeny Grigorievich

Born: 1934

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Guy de Selliers

Born: 1952

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - Present

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Michael A. O’Neill

Born: 1945

Positions over past 5 years:

Period: 1991 - 1997

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Regional Manager, Eurasia Region

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - Present

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Ernest Linwood Tipton

Born: 1934

Positions over past 5 years:

Period: 1987 - Present

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

J. B. Mark Mobius

Born: 1936

Positions over past 5 years:

Period: 1992 - Present

Organization: Templeton Asset Management Ltd.

Area of Operations: Provision of managerial services

Position: Managing Director

Period: 2002 - Present

Organization: OAO “Lukoil”

Area of Operations: Oil and gas investigation,production and sale of petrochemicals

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

22. Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Kolokatov, Dmitry Sergeevich

Born: 1973

Positions over past 5 years:

Period: 1998 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Trademark Manager

Period: 1998 - Present

Organization: ZAO “Wimm-Bill-Dann Purchaser”

Area of Operations: Wholesale trade

Position: Adviser

Period: 2000 - 2000

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Senior Trade Mark Manager

Period: 2000 - Present

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Depsona”

Area of Operations: Production and sale of foods, juices, beverages, mineral water, children’s foods, dairy and cultured milk products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kuprianov, Dmitry Victorovich

Born: 1972

Positions over past 5 years:

Period: 1996 - 1997

Organization: Econika Corporation

Area of Operations: Sale of footwear

Position: Head of personnel and sales promotion sector

Period: 1997 - 1998

Organization: ZAO “Asmart”

Area of Operations: No data

Position: Head of personnel department

Period: 1998 - 2001

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Director of personnel department

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of foods, juices and beverages

Position: Head of personnel administration

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Plastinin, Sergei Arkadievich

Born: 1968

Positions over past 5 years:

Period: 1992 - Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production and sale of consumer goods

Position: General Director

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods and technical and manufacturing products

Position: General Director

Period: 1996 - 1998

Organization: ZAO “Foods Production”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - 1998

Organization: AOZT “Lianfrukt”

Area of Operations: Production and sale of foods, juices and beverages

Position: Deputy Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 1998

Organization: ZAO “Lianozovsky”

Area of Operations: Production and sale of dairy and cultured milk products

Position: Deputy Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy foods

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: President of Board (Chairman of Management Board)

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.058%

Name: OJSC “Tsaritsino Dairy”

Share: 0.66%

Remuneration for the Reporting Period: this information is confidential

Byrdin, Maxim Olegovich

Born: 1972

Positions over past 5 years:

Period: 1995 - 1997

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices and beverages

Position: Executive Director

Period: 1997 - 1998

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: First Deputy General Director

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director, Chairman of the Management Board

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Kompaniets, Leonid Andreevich

Born: 1957

Positions over past 5 years:

Period: 1995 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Production Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.67%

Remuneration for the Reporting Period: this information is confidential

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Positions over past 5 years:

Period: 1997 - 1998

Organization: Vremya ZAO

Area of Operations: Pharmaceuticals

Position: General Director

Period: 1998 - 1998

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 1998-1998

Organization: Inkombank OAO

Area of Operations: Banking

Position: Vice President

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OAO

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Smirnov, Pavel Andreevich

Born: 1972

Positions over past 5 years:

Period: 1997 - 1998

Organization: ZAO “Wimm-Bill-Dann Trading Company”

Area of Operations: Production and sale of foods, juices, and beverages

Position: Expert Analyst of the Analytical Section of the Product Promotion Service

Period: 1998 - Present

Organization: OJSC Lianovozo Dairy

Area of Operations: Production and sale of dairy and cultured milk products

Position: Director of Marketing Department

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Remuneration for the Reporting Period: this information is confidential

Person performing the functions of individual executive body of the Issuer: Sergei Arkadievich Plastinin

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer.

Total remuneration amount paid to all persons in Sections 21 and 22 during the reporting period:

Salary (rub.): 6,493,262

Bonuses (rub.): 0

Commission (rub.): 0

Other Considerations (rub.): 0

Total (rub.): 6,493,262

See also Sections 21 and 22

24. Information on legal entities with Issuer’s participation.

Legal entities in which the Issuer owns not less than 5 per cent of the charter capital:

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 83.19%

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 82.66%

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Name: Closed  Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Postal address: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Name: Open Joint-Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 28.74%

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

25. Shares of all legal entities, in which the Issuer owns more than 5 per cent of the charter capital, and their officers, in the Issuer’s charter capital.

25.1 Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Postal Address: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.1.1 Plastinin, Sergei Arkadievich

Functions of this person: Individual Executive Body

This person’s share in the Issuer’s charter capital: 12.1623%

25.2 Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.3 Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Postal Address: 194292, St. Petersburg, promzona Parnas, 6-oi Verkhny per., d. 1

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

25.4 Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

This entity’s share in the Issuer’s charter capital: none

25.5 Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

This entity’s share in the Issuer’s charter capital: none

25.6 Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108

Issuer’s share in the charter capital of the legal entity: 83.19%

This entity’s share in the Issuer’s charter capital: none

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 82.66%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.7.1 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.7.2 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.7.3 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.7.4 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.7.5 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.7.6 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

25.8 Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Postal Address: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

25.9 Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Postal address: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.9.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.9.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.10 Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

This entity’s share in the Issuer’s charter capital: none

25.11 Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Postal Address: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.11.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.11.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.11.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.11.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.11.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

25.12 Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Postal Address: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 28.74%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.12.1 Evdokimov, Viktor Egorovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 0.9%

25.12.2 Vishnyakov, Mikhail Ivanovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.09%

25.12.3 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.12.4 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.12.5 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.12.6 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.13 Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

This entity’s share in the Issuer’s charter capital: none

Officers:

25.13.1 Dubinin, Mikhail Vladimirovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.13.2 Orlov, Alexander Sergeevich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.87%

25.13.3 Plastinin, Sergei Arkadievich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 12.16%

25.13.4 Iakobachvili, David

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 6.41%

25.13.5 Yaroslavsky, Evgeny Lvovich

Functions of this person: Member of the Board of Directors (Supervisory Board)

This person’s share in the Issuer’s charter capital: 3.04%

26. Other affiliated companies of the Issuer.

26.1 Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, , ul. Larina, d. 19

Postal Address: 603309, Nizhny Novgorod, , ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.2 Name: Open Joint-Stock Company “Siberian Milk”

Location: 603088, Novosibirsk, ul. Petukhova, d. 33

Postal Address: 603088, Novosibirsk, ul. Petukhova, d. 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.3 Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Postal Address: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.4 Name: Open Joint-Stock Company “Ramenskoye Dairy”

Location: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d. 1

Postal Address: 140000, Moscow Region, Ramenskoye, Transportny Proezd. d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.5 Name: Open Joint-Stock Company “Kiev City Dairy No. 3”

Location: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d. 7

Postal Address: Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d. 7

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.6 Name: Closed Joint-Stock Company “Dary Valdaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.7 Name: Limited Liability Company “Lianozovo-Samara”

Location: 443111, Samara, ul. Fadeeva, 64-A

Postal Address: 443111, Samara, ul. Fadeeva, 64-A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.8 Name: Associated Closed Joint-Stock Company “Karasuk Milk”

Location: 632810, Karasuk, ul. Radischeva, d. 16

Postal Address: 632810, Karasuk, ul. Radischeva, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.9 Name: Limited Liability Company “Wimm-Bill-Dann Izhora”

Location: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d. 2

Postal Address: 188512, Leningrad Region, Lomonosovsky District, Gorbunki, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.10 Name: Limited Liability Company “Nevsky Dairy Trading House”

Location: 194902, Saint-Petersburg, Vyborgskoye shosse, d. 226, lit.A

Postal Address: 194902, Saint-Petersburg, Vyborgskoye shosse, d. 226, lit. A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.11 Name: Limited Liability Company “Wimm-Bill-Dann Agro”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15, room 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16/15, room 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.12 Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Postal Address: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 0.27%

This entity’s share in the Issuer’s charter capital: none

26.13 Name: Closed Joint-Stock Company “Wimm-Bill-Dann Purchaser”

Location: 103009, Moscow, ul. Tverskaya, d. 9/17, str. 3, room 66

Postal Address: 127591, Moscow, Dmitrovskoe shosse, d. 108, str. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.14 Name: Limited Liability Company “Ramenskoye Milk”

Location: 123242, Moscow, ul. Bolshaya Gruzinskaya, d. 14, str. 1

Postal Address: 109028, Moscow, Yauzsky Boulevard, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.15 Name: Limited Liability Company “Semiruchye”

Location: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d. 1

Postal Address: 174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.16 Name: Limited Liability Company “Wimm-Bill-Dann Rostov-na-Donu”

Location: 344007, Rostov-na-Donu, ul. Lugovaya. d. 12

Postal Address: 344007, Rostov-na-Donu, ul. Lugovaya. d. 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.17 Name: Limited Liability Company “Wimm-Bill-Dann Vladivostok”

Location: 690088, Vladivostok, ul. Strelochnaya, d. 19

Postal Address: 690088, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.18 Name: Limited Liability Company “Ramenskiye Juices”

Location: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d. 1

Postal Address: 140100, Moscow Region, Ramenskoye, Transportny Proezd, d. 1

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.19 Name: Limited Liability Company “Kupino Milk”

Location: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d. 54

Postal Address: 632740, Novosibirsk Region, Kupino, ul. Elevatorskaya, d. 54

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.20 Name: Joint-Stock Company “Wimm-Bill-Dann Netherlands B.V. (the Netherlands)

Location: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.21 Name: Associated Company “Wimm-Bill-Dann” (Ukraine)

Location: 252057, Kiev-57, ul. Ezhena Potier, d. 12

Postal Address: 252057, Kiev-57, ul. Ezhena Potier, d. 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.22 Name: Wimm Bill Dann Israel Ltd (Israel)

Location: 11 Moshe Levi St., Rishon Le Zion, Izrael

Postal Address: 11 Moshe Levi St., Rishon Le Zion, Izrael

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.23 Name: Closed Joint-Stock Company “Podmoskovnoye Milk”

Location: 125047, Moscow, ul. Butyrsky Val, d. 1, board room

Postal Address:109028, Moscow, Yauzsky Boulevard, d. 16

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.24 Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.25 Name: Limited Liability Company “Wimm-Bill-Dann Krasnoyarsk”

Location: 660059, Krasnoyarsk, ul. Kommunalnaya, d. 2

Postal Address: 660059, Krasnoyarsk, ul. Kommunalnaya, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.26 Name: Closed Joint-Stock Company “Rubtsovsk Dairy”

Location: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d. 32

Postal Address: 658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d. 32

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.27 Name: Limited Liability Company “Wimm-Bill-Dann Novosibirsk”

Location: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Postal Address: 630088, Russia, Novosibirsk, ul. Petukhov, 33

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.28 Name: Wimm-Bill-Dann Germany GmbH

Location: 10117, Berlin, Charlottenstr, 57

Postal Address: 10117, Berlin, Charlottenstr, 57

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.29 Name: Limited Liability Company “Wimm-Bill-Dann Omsk”

Location: 644024, Russia, Omsk, ul. Lermontov, 46

Postal Address: 644024, Russia, Omsk, ul. Lermontov, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.30 Name: Limited Liability Company “Don Dairy Trade House Wimm-Bill-Dann “

Location: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Postal Address: 344082, Russia, Rostov-on-Don, Bratskiy per., 17

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.31 Name: Limited Liability Company “Krasnodar Dairy Trade House Wimm-Bill-Dann”

Location: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Postal Address: 350000, Russia, Krasnodar, ul. Moskovskaya, 69

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.32 Name: Limited Liability Company “Omsk Dairy Trade House Wimm-Bill-Dann”

Location: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Postal Address: 644036, Russia, Omsk, ul. 2-ya Kazakhstanskaya, 46

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.33 Name: Limited Liability Company “Ural Dairy Trade House Wimm-Bill-Dann”

Location: Russia, Ekaterinburg

Postal Address: 620014, Russia, Ekaterinburg, ul. Papanin, 7a-44

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.34 Name: Limited Liability Company “Khabarovsk Dairy Trade House Wimm-Bill-Dann”

Location: 680023, Russia, Khabarovsk, ul. Respublikanskaya, 17

Postal Address: 680013, Russia, Khabarovsk, ul. Lermontova, d. 3

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.35 Name: Limited Liability Company ChoP “Municipal Security Agency”

Location: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Postal Address: 109028, Russia, Moscow, Yauzsky Boulevard, 16/15

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.36 Name: Limited Liability Company “Wimm-Bill-Dann Central Asia”

Location: Kyrgyz Republic, Bishkek, Prospect Chuy, 12

Postal Address: Kyrgyz Republic, Bishkek, Prospect Chuy, 12

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.37 Name: Limited Liability Company “Novokuznetzk Dairy Trade House Wimm-Bill-Dann”

Location: 654002, Kemerovksaya Region, Novokuznetzk

Postal Address: 654002, Russia, Kemerovskaya Region, Novokuznetzk, ul. Murmanskaya, 49a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.38 Name: Limited Liability Company “Wimm-Bill-Dann Kazan”

Location: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Postal Address: 420049, Russia, Tatarstan Republic, Kazan, ul. Esperanto, 8

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.39 Name: Limited Liability Company “Tolyatti Dairy Trade House Wimm-Bill-Dann”

Location: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Postal Address: 445043, Russia, Samara region, Tolyatti, ul. Kommunal’naya, 28

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.40 Name: Open Joint Stock Company “Multifruit”

Location: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Postal Address: 103055, Moscow, ul. Novoslobodskaya, d. 50/1, str. 1a

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.41 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Almaty”

Location: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Postal Address: 480011, Republic of Kazakhstan, Almaty, Turksib District, ul. Burundaiskaya, d. 93D

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.42 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Kordai”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12 A

Postal Address: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12 A

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.43 Name: Limited Liability Partnership “Wimm-Bill-Dann Central Asia-Shymkent”

Location: Shymkent, ul. Tole bi, d. 43

Postal Address: Shymkent, ul. Tole bi, d. 43

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.44 Name: Wimm-Bill-Dann Cyprus Limited

Location: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Postal Address: Kennedy, 12, Kennedy Business Centre, 2nd floor, Flat/Office 203, P.C. 1703, Nicosia, Cyprus

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.45 Name: Limited Liability Company “Veidelevka Milk”

Location: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Postal Address: 309720, Belgorod Region, pos. Veidelevka, ul. Pervomaiskaya, d. 97

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.46 Name: Limited Liability Company “Krasnoyarsk Dairy Trade House Wimm-Bill-Dann”

Location: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Lebedevoi, d. 78

Postal Address: 660049, Krasnoyarsk District, Krasnoyarsk, ul. Kutuzova, d. 54, kv. 51

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.47 Name: Wimm-Bill-Dann Trading Company B.V.

Location: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Postal Address: Prins Hendriklaan 49, 1075 BA Amsterdam, the Netherlands

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.48 Name: Open Joint Stock Company “Novokuibyshevskmoloko”

Location: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Postal Address: 446200, Samara Region, Novokuibyshevsk, ul. Suvorova, d. 2

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.49 Name: Limited Liability Company “Rodniki Baldaya”

Location: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Postal Address: 174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d. 5

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.50 Name: Limited Liability Company: “Cental European Brewing Company”

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Postal Address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.51 Vishnyakov, Mikhail Ivanovich

This person’s share in the Issuer’s charter capital: 3.09%

26.52 Evdokimov, Viktor Egorovich

This person’s share in the Issuer’s charter capital: 0.9%

26.53 Yaroslavsky, Evgeny Lvovich

This person’s share in the Issuer’s charter capital: 3.04%

26.54 Name: Limited Liability Company “Ruselectrocenter”

Location: 123056, Moscow, Gruzinsky val, d. 29

Postal Address: 123056, Moscow, Gruzinsky val, d. 29

Issuer’s share in the charter capital of the legal entity: none

This entity’s share in the Issuer’s charter capital: none

26.55 Timokhins, Alexanders

This person’s share in the Issuer’s charter capital: 6.95%

26.56 Yushvaev, Gavril Abramovich

This person’s share in the Issuer’s charter capital: 18.8%

27. Issuer’s participation share in the charter capital of affiliated legal entities.

See sections 24, 25, 26

28. Participation share of the Issuer’s affiliated companies, their founders and officers in the Issuer’s charter capital.

See sections 24, 25, 26

29. Persons having 5 and more percent votes in the Issuer’s supreme executive body.

Yushvaev, Gavril Abramovich

Share: 18.8%

Dubinin, Mikhail Vladimirovich

Share: 12.16%

Plastinin, Sergei Arkadievich

Share: 12.16%

Orlov, Alexander Sergeevich

Share: 6.87%

Timokhins Alexanders

Share: 6.95%

Iakobachvili, David

Share: 6.41%

Name: Deutsche Bank Limited Liability Company

Share: 28.27%

30. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

None

31. Issuer’s subsidiaries and representative offices.

None

32. Number of Issuer’s employees.

Average number of Issuer’s employees, including those working in its subsidiaries and representative offices, for the reporting period: 13

33. Description of Issuer’s primary areas of operations.

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in food industry was the highest in the Russian economy, amounting to 11.5%

in 2000 and 11.2% in 2001. Mindful of the expected GDP growth by 4-4.5% and 8% rise of the population’s real earnings in 2002, growth in food industry may exceed 9.5%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 70% of its revenue comes from the sales of dairy products and the rest 30%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in December 2001-January 2002, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 33%, in enriched milk products sales, 41%, and in yogurt and milk desserts sales, 46%. AC Nielsen’s study carried out in eleven large Russian cities showed that in 2001 the WBD Group’s share in the total domestic sales of juices reached 37.5% and 49.1% in Moscow, the main Russian juice consumer. The nineteen manufacturing facilities of the WBD Group are located in fifteen Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.              Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback - a short shelf life, which makes it less attractive for retail trade. Consequently, the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 will result from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures will be the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.              Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,100,000,000 liters - a 44-percent rise in comparison with the previous year. In 2002 juice consumption was supposed to increase by 26-30% and reach around 1,400,000,000 liters. The expected rise for 2003 is 20%.

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities will be the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market  share at the expense of small regional producers whose share may go down to 5%.

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC “Wimm-Bill- Dann Foods” completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic states and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. Yet it is also going to start the production of mineral water early in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

Major Types of Products (Works, Services).

The types of products (works, services) providing for no less than 10 percent of the Issuer’s volume of sales (proceeds) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the foundation provided the Issuer has been operating for less than three years, and for the last quarter preceding the date of approval of the decision to issue the bonds. All types of export products (works, services) shall be included herein.

The above shall also include the dynamics of changes in release prices for the Issuer’s products (works, services), also in comparison with the consumer price index or the industrial producers price index, published by the RF State Committee for Statistics.

 Offering licensing agreements on the use of trademarks.

The Company’s primary area of operation is control over and management of a group of its subsidiaries and affiliated companies. The main type of products (services) providing for over 10% of the Company’s volume of sales (proceeds) in 2001 and in the 9 months of 2002, is the offer of licensing agreements to WBD Group businesses to use trademarks.

In 2001-2002, the prices in licensing agreements on the use of trademarks were set in US dollars (payments were made in rubles at the rate of the RF Central Bank as of an appropriate date). In 2001 and the first nine months of 2002, the dollar prices in the above agreements did not change. Since the prices in licensing agreements were set in US dollars, the table below features relative changes in licensing agreement prices due to changes in the ruble-to-dollar ratio during the said period in order to make a comparison with changes in the consumer price index in Russia during a relevant period. The table shows that in 2001 the licensing agreement price in rubles went up by 3.7% while the consumer price index rose by 18.6%. In the 9 months of 2002, the licensing agreement price in rubles increased by 7%, and the index rose by 10.3%.

Thus the price rise for the Issuer’s services in 2001-9 months of 2002 was less than Russia’s total price rise.

Dynamic of Changes in Release Prices for Products (Works, Services):

Item	Year 1999	Year 2000	Year 2001	Quarter 3

Offering licensing agreements on the use of trademarks(1)
Changes in licensing agreement price, %	—	—	3.7	7
Sales proceeds, rubles	—	—	2 198 000	3 718 000
Total sales proceeds, rubles	—	—	2 198 000	3 718 000	(2)
Consumer price index, %	—	—	118.6	110.3

Notes to the table:

1. The price of licensing agreements on the use of trademarks by WBD Group businesses (per unit price) cannot be set unconditionally, for it comprises several independent factors (design cost, category of a commodity segment to be trademarked, sales volumes for each commodity and its consumer properties, and  terms and scope of rights for each trademark

2. Other sales amounting to 25,281,000 rubles (specified in p. 014, form No.2 of accounts for the 9 months of 2002) will be included in non-sales revenue in the fourth quarter of 2002 (p. 120, form No.2).

During the period in question, the Issuer effected no export supplies.

Sales System for Each Specified Type of Products (Works, Services) of the Issuer
(percentage of sales volume):

Item	Year 1999	Year 2000	Year 2001	Quarter 3

Offering licensing agreements on the use of trademarks
Direct sales, %	—	—	100	100
Issuer’s own trade network, %	—	—	—	—
Controlled trade network, %	—	—	—	—

Character of Sales:

Seasonal activity:

The Issuer makes no cyclic or seasonal sales of services. The WBD Group’s sales of diary products are of a seasonal character. Dairy products are in maximum demand in winter when domestic milk production hits rock bottom. Contrariwise, in summer demand for dairy products declines while the production of raw milk is at a maximum.

Juice sales are definitely seasonal. They go up in spring and especially during the period preceding the New Year holidays. Seasonal peaks fall on April and December. In spring the expansion of sales is conditioned by consumers’ care for their health; juice is regarded as a natural addition to fruits, as the only source of vitamins and a valuable product for daily consumption. The traditional sales spurt in December positively correlates with the general tendency toward intensive retail turnover before the New Year holidays and the population’s higher purchasing power.

Production and Sales Costs Structure

Structure of the Issuer’s Costs for the Production and Sales of Products (Works, Services) for Specified Items (percentage of total cost):

Items	Year 1999	Year 2000	Year 2001	Quarter 3

Raw materials and materials, %	—	—	—	—
Purchased components and semifinished products, %	—	—	—	—
Production-related works and services performed by outsiders, %	—	—	—	—
Fuel, %	—	—	—	—
Energy, %	—	—	—	—
Salaries, %	—	—	29.31	8.8
Loan interest, %	—	—	—	—
Rental payment, %	—	—	1.62	0.02
Welfare deductions, %	—	—	10.5	1.18
Fixed assets depreciation, %	—	—	—	—
Taxes included in production cost, %	—	—	6.34	0.57
Other costs, %	—	—	52.23	89.43
Intangible assets amortization, %	—	—	1.98	0.03
Innovation awards, %	—	—	—	—
Mandatory insurance payments, %	—	—	—	—
Hospitality costs, %	—	—	—	—
Payment for outsiders’ services, %	—	—	50.25	69.05
Per diem and relocation allowances, %	—	—	—	—
Off-budget funds allocations, %	—	—	—	—
Other costs, %	—	—	—	20.35
Total production and sales costs, %	100	100	100	100
Sales proceeds, %	—	—	15.78	175.24

The issuer’s suppliers whose share is no less than 10 percent of total tangible assets supplies: None.

The Issuer does not have any suppliers of tangible assets. The Issuer is not engaged in import supplies. Raw materials for the WBD Group are supplied by Russian and CIS producers (Kyrghyzstan, Ukraine). The main raw material for dairy industry is raw milk produced in the territory of Russia. The raw materials for juices and juice-containing drinks are fruit and berry concentrates, the origin of which depends on the area of their growth (e.g. apples in Southern Russia, tomatoes in Eastern and Central Europe). The Tetra Pak company is one of the leading suppliers of packaging for the WBD Group. These sources will remain available in the future.

Markets for the Issuer’s Products (Works, Services).

Consumers whose share in trade is no less than 10 percent of the Issuer’s total sales proceeds:

Full name of a Company	Share, %
Close Joint-Stock Company “Grande-V”	14
Close Joint-Stock Company “Lianozovsky”	14
Close Joint-Stock Company “Wimm-Bill-Dann Trading Company”	12
Limited Liability Company “Ramenskoye Moloko”	14
Limited Liability Company “Fruktola”	14

Markets.

Due to the specifics of the Issuer’s primary activity, the market for its services is determined by the number and location of the WBD Group facilities. A decline in the financial position of WBD Group businesses may be the only negative factor influencing the Issuer’s market of services. Today the WBD Group’s main market is the territory of the Russian Federation. The Issuer intends to expand the market geographically. The only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The possibility of stronger competition on the part of both domestic and foreign manufacturers of dairy and juice products is another negative factor.

Stock Management Practices.

The Issuer has no stocks and hence no stock management.  The Issuer’s policy in relation to working capital is aimed to increase its turnover and keep its amount at a minimum level necessary for current operations.

Major Competitors.

By virtue of its primary mission - control, management, and services in the interests of the WBD Group - the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky, and Cherkizovsky Dairies (Moscow) as well as small manufacturers in Russian regions. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. As for yogurts, milk desserts, and, to some extent, dairy products for children, the main competitors of the WBD Group are foreign companies such as Danone, Campina, Onken u Ehrmann.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 Danone’s sales in the yogurt and milk dessert segment amounted to 12% and in vitamin-fortified dairy products, 5%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 the company’s share was 9% in the traditional dairy segment and 8% in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment reached 2%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, in 2001 the company’s share was 5% in the traditional dairy segment and 4% in the enriched products segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market, % (as of September 2002, according to AC Nielsen research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	44	12	7	—
Traditional dairy products	33	—	8	4
Enriched products	44	10	10	4
The market’s total	36	3	8	3

The principal competitors of the WBD Group on the domestic juice market include Parmalat of Italy and medium- and small-size Russian producers such as:

1) Multon of St. Petersburg: its share on the national and Moscow markets was 29 and 18.7% accordingly in 2001 as shown by the study conducted by AC Nielsen in eleven Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on the national and Moscow markets was 10.9 and 14.5% accordingly in 2001 as shown by the study conducted by AC Nielsen in eleven Russian cities. Its Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share was 6.4% both on the national and Moscow markets in 2001 according to AC Nielsen’s study carried out in eleven large Russian cities.

The shares of the WBD Group and its principal competitors on the juice market, % (as of September 2002, according to AC Nielsen’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	35	28.7	19.4	5.8	11.1

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles small amounts of mineral water. The WBD Group is planning to start a serial production of mineral water early in 2003 and full-scale production in mid 2003. Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik produced at CIS facilities. The WBD Group is planning to position its new trademark in modern style by emphasizing the mineral origin of the water and produce it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Analysis of the Issuer’s Competitive Factors:

  By virtue of its primary mission - control, management, and services in the interests of the WBD Group - the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

34. Investments Declaration. Description of the Issuer’s Activities.

Rendered by investment funds only.

35. Plans of the Issuer’s Future Activities.

To satisfy fully  the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits.

36. Data on the Issuer’s charter capital.

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

  total amount (rub.): 880,000,000

  share of the charter capital: 100%

Preferred Shares:

  total amount (rub.): 0

share of the charter capital: 0%

37. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):  none

Share of Issuer’s Stock Belonging to the State (Municipal Formation):  none

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):  not provided for

38. Data on the Issuer’s Authorized Shares.

38.1

Category of shares: Common

Form of shares: Registered, uncertificated

Full name of category/type of authorized shares: Registered common shares, uncertificated

Par value (rub.): 20

Number: 44,000,000

Total (rub.): 880,000,000

Terms of placement: According to article 7 of the Charter, all additional common shares of the Company, if placed, grant their owners (shareholders) an amount of rights equal to the rights granted by common shares already placed by the Company at the moment the decision to place additional shares was adopted.

39. Substantial Contracts and Obligations of the Issuer.

none

40. Issuer’s Obligations for the Issue of Stocks and Securities Convertible into Stocks.

Placing complete, no obligations.

41. Data on Sanctions Against the Issuer and the Issuer’s Participation in Lawsuits and Inspections.

No court proceedings in the 4th quarter of 2002

Description of the Basis for all Issuer Inspections by State Authorities and Issuer Audits on Request of Its Participants (Shareholders), Pending or Finished in the Reporting Quarter

No issuer inspections.

42. Material Facts (Events, Activities) Having Occurred in the Reporting Quarter.

Date of occurence of the fact (event, activity): November 15, 2002

Code: 0406005A15112002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): November 15, 2002

Fact (event, activity) code: 0406005A15112002

Full trade name: Open Joint Stock Company “Buryn Milk powder Plant”

Location: Ukraine, Sumy Region, Buryn, Konotopskoe shose, d. 1

Postal Address: Ukraine, Sumy Region, Buryn, Konotopskoe shose, d. 1

Issuer’s share in the charter capital before change: 0%

Issuer’s share in the charter capital after change: 76%

Date of change of share in the charter capital: November 15, 2002

Representative	R. V. Bolotovsky

by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): October 7, 2002

Code: 0406005A07102002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): October 7, 2002

Fact (event, activity) code: 0406005A07102002

Full trade name: Closed Joint Stock Company “Darya”

Location: 61172, Ukraine, Kharkov, ul. Roganskaya, dom 149

Postal Address: 61172, Ukraine, Kharkov, ul. Roganskaya, dom 149

Issuer’s share in the charter capital before change: 0%

Issuer’s share in the charter capital after change: 74.13%

Deputy Chairman of the Management Board

of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of the fact (event, activity): October 17, 2002

Code: 0406005A17102002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): October 17, 2002

Fact (event, activity) code: 0406005A17102002

Full trade name: Closed Joint Stock Company “Darya”

Location: 61172, Ukraine, Kharkov, ul. Roganskaya, dom 149

Postal Address: 61172, Ukraine, Kharkov, ul. Roganskaya, dom 149

Issuer’s share in the charter capital before change: 74.13%

Issuer’s share in the charter capital after change: 98.84%

Date of change of share in the charter capital: October 17, 2002

Deputy Chairman of the Management Board

of Wimm-Bill-Dann Foods OJSC	M. V. Dubinin

Date of occurrence of the fact (event, activity): December 9, 2002

Code: 1206005A09122002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): December 9, 2002

Fact (event, activity) code: 1206005A09122002

Form of the meeting: remote voting

Type of general meeting: extraordinary

Deadline for receipt of ballot papers (date of the shareholders meeting): December 3, 2002

Date of preparation of the record of voting results: December 9, 2002

MATTERS PUT TO A VOTE AND RESULTS OF VOTING:

1. On the first matter on the agenda: Ratification of a new version of the bylaw “On the Executive Bodies” of WBD Foods OJSC.

1.1. Be it resolved that the new version of the bylaw “On the Executive Bodies” of WBD Foods OJSC be ratified.

Eleven ballot papers were received in voting on the matter, representing a total of 30,792,874 votes, which constituted 69.98% of the total number of voting shares.

Total votes: “FOR” - 30,792,874 votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

2. On the second matter on the agenda: Concerning approval of transactions involving interested parties.

2.1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of any actual conflict of interests, be it resolved that the following transactions in whose completion there is an interest be approved:

1)                  WBD Foods OJSC will provide the debtor (Lianozovo Dairy OJSC) with a loan in an amount equivalent to 49,000,000 U.S. dollars (beneficiary: Lianozovo Dairy OJSC);

2)                  WBD Foods OJSC will provide the debtor (Lianozovo Dairy OJSC) with a loan in the amount of 500,000 U.S. dollars (beneficiary: Lianozovo Dairy OJSC);

3)                  WBD Foods OJSC will provide the debtor (Nizhny Novgorod Dairy OJSC) with a loan in an amount equivalent to 4,100,000 U.S. dollars (beneficiary: Nizhny Novgorod Dairy OJSC);

4)                  WBD Foods OJSC will provide the debtor (Siberian Milk OJSC) with a loan in an amount equivalent to 15,200,000 U.S. dollars (beneficiary: Siberian Milk OJSC);

5)                  WBD Foods OJSC will provide the debtor (Timashevsk Dairy OJSC) with a loan in an amount equivalent to 22,300,000 U.S. dollars (beneficiary: Timashevsk Dairy OJSC);

6)                  WBD Foods OJSC will provide the debtor (Tsaritsyno Dairy OJSC) with a loan in an amount equivalent to 16,700,000 U.S. dollars (beneficiary: Tsaritsyno Dairy OJSC);

7)                  WBD Foods OJSC will provide the debtor (Children’s Dairy Products Factory OJSC) with a loan in an amount equivalent to 9,200,000 U.S. dollars (beneficiary: Children’s Dairy Products Factory OJSC);

8)                  WBD Foods OJSC will provide the debtor (Wimm-Bill-Dann Trade Company CJSC) in an amount equivalent to 18,400,000 U.S. dollars (beneficiary: WBD Trade Company CJSC);

9)                  WBD Foods OJSC will provide the debtor (Fruit Rivers LLC) with a loan in an amount equivalent to 4,700,000 U.S. dollars (beneficiary: Fruit Rivers LLC);

10)            WBD Foods OJSC will provide the debtor (Ramensky Dairy OJSC) with a loan in an amount equivalent to 11,100,000 U.S. dollars (beneficiary: Ramensky Dairy OJSC);

11)            WBD Foods OJSC will provide the debtor (Vladivostok Dairy OJSC) with a loan in an amount equivalent to 2,000,000 U.S. dollars (beneficiary: Vladivostok Dairy OJSC);

12)            WBD Foods OJSC will provide the debtor (Rubtsovsk Dairy CJSC) with a loan in an amount equivalent to 2,100,000 U.S. dollars (beneficiary: Rubtsovsk Dairy CJSC);

13)            WBD Foods OJSC will provide the debtor (Roska OJSC) with a loan in an amount equivalent to 400,000 U.S. dollars (beneficiary: Roska OJSC);

14)            WBD Foods OJSC will provide the debtor (Novokuibyshevskmoloko OJSC) with a loan in an amount equivalent to 315,000 U.S. dollars (beneficiary: Novokuibyshevskmoloko OJSC);

15)            WBD Foods OJSC will guarantee to ZAO KB CITIBANK on behalf of Lianozovo Dairy OJSC performance by the latter of its obligations under contracts with ZAO KB CITIBANK respecting issuance of unsecured letters of credit to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, to a total sum of 1,886,040.00 euros (beneficiary: Lianozovo Dairy OJSC);

16)            WBD Foods OJSC will guarantee to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a contract with HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, in the part concerning installment payments to the sum of 582,750.00 euros (beneficiary: Kharkov Dairy OJSC);

17)            WBD Foods OJSC will guarantee to ERCA-FORMSEAL, France, on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a contract with ERCA-FORMSEAL, France, in the part concerning installment payments to the sum of 418,045.00 euros (beneficiary: Kharkov Dairy OJSC);

18)            WBD Foods OJSC will guarantee to GEA Westfalia Separator, Germany, on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 1,923,252.00 euros (beneficiary: Kharkov Dairy OJSC);

19)            WBD Foods OJSC will guarantee to Hypo Vereinsbank (Germany) on behalf of Rubtsovsk Dairy CJSC performance by the latter of its monetary obligations under a credit agreement with Hypo Vereinsbank (Germany) to the sum of the credit (4,590,000 euros) and interest thereon (beneficiary: Rubtsovsk Dairy CJSC);

20)            WBD Foods OJSC will guarantee to ING Bank on behalf of Tsaritsyno Diary OJSC performance by latter of its monetary obligations under a credit agreement with ING Bank to the sum of the credit (3,000,000 euros) and interest thereon (beneficiary: Tsaritsyno Dairy OJSC).

On the [second] matter on the agenda 11 ballot papers were received, representing a total of 30,570,274 votes, or 69.48% of the total number of voting shares. 2,625,507 were voting shares in respect of the matter.

Voting results: “FOR” - 2,625,507 votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

Representative                                                                                                                     R. V. Bolotovsky

by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): December 11, 2002

Code: 1306005A11122002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): December 11, 2002

Fact (event, activity) code: 1306005A11122002

Form of the meeting: joint attendance

Date of the meeting: December 11, 2002

Quantitative composition of the Board of Directors of Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter “WBD Foods OJSC” or the “Company”): 11 (eleven) persons. The meeting was attended by 10 (ten) members of the Board of Directors. M. V. Dubinin was absent. The meeting was quorate.

MATTERS PUT TO A VOTE AND RESULTS OF VOTING THEREON

4. On the fourth matter: Approval of the terms of a bonded loan issue for 1.5 billion rubles

4.1. Be it resolved that a resolution to place bonds of WBD Foods OJSC to the sum of 1,500,000,000 rubles (the “Bonds”).

Votes: “FOR” - 10 (ten) members of the board of directors; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

4.2. Be it resolved that the following parameters and terms of placement and redemption of the Bonds be established:

1. Characteristics

Type of the securities: certificated interest-bearing nonconvertible bearer bonds, series 01.

Form of the securities: certificated bearer instrument with obligatory centralized storage.

The Bonds of the issue shall be certified by a single certificate. Separate certificates to bondholders are not provided.

The certificate is subject to centralized storage at the National Depository Center, which shall perform the functions of Depositary.

Nominal value of each security of the issue: 1,000 (one thousand) rubles.

Number of Bonds to be placed within the scope of the issue: 1,500,000 (one million five hundred thousand).

Total size of the issue: 1,500,000,000 (one billion five hundred million) rubles.

2. Terms of placement of Bonds of the first issue

A) Method of placement of the Bonds: open subscription

B) Placement dates

The start date of the bond placement shall be the sixth business day after the Company publishes in the newspaper Vedomosti an announcement of the placement of Bonds of the first issue, but no earlier than the first business day following the expiration of two weeks after the disclosure by the Company of information on the state registration of the bond issue. An announcement of the procedure for disclosure of information shall be published in Vedomosti after the state registration of the bond issue.

The end date of the bond placement shall be the earlier of the following two dates:

a)             the tenth business day following the start date of the placement;

b)            the date of placement of the last Bond of this issue (i.e., the first date as of which all Bonds of the issue will have been placed). At the same time, the end date of the bond placement cannot be later than one year after the date of approval of the resolution to issue the securities.

C) Procedure for placement of the Bonds

Placement of the Bonds shall be effected by means of purchase and sale transactions concluded using the trading and settlement system of Moscow Interbank Currency Exchange ZAO (“MICEX”). Transactions in conjunction with the bond placement shall be concluded by means of the satisfaction of bond buy/sell bids submitted in accordance with the rules of the Stock Market Section of MICEX.

An Underwriter—a professional participant in the securities market and member of the Stock Market Section of MICEX, acting in its own name but on behalf and at the expense of the Company—shall act as the Seller of the Bonds during the placement thereof.

The functions of Underwriter shall be performed by Troika Dialog Investment Company ZAO.

D) Procedure for determining the placement price of the Bonds

The placement price of one Bond of the issue shall be equal to the nominal value of the bond. Therewith, beginning from the second day of the bond placement, when a transaction for purchase of Bonds is completed the buyer shall also pay the accumulated coupon income on the bond (ACI), calculated using the following formula:

ACI = Nom * C1 * (T — T(0))/365*100%),

where

Nom = the nominal value of one Bond;

C1 = the interest rate of the 1st coupon in percent per annum;

T = the date of placement of the Bonds;

T(0) = the start date of the bond placement.

The ACI shall be calculated to a precision of one kopeck (rounded using mathematical rounding rules).

E) Form of payment

When purchased Bonds shall be paid for in ruble funds.

Payment for the Bonds shall be made in cashless form in the currency of the Russian Federation in accordance with settlement rules in the stock market section of MICEX.

3. Rights of owners of Bonds of the first issue and the procedure for granting thereof:

1. Bondholders shall be entitled to receive the nominal value of the Bonds at maturity.

2. Bondholders shall be entitled to receive coupon (interest) income in the form of a percentage of the nominal value of the Bonds.

3. In the event of the liquidation of the issuer, bondholders shall be entitled to receive the nominal value of the Bonds and the ACI in the order of priority established by applicable law of the Russian Federation.

4. Bondholders shall have the right to freely sell or otherwise alienate their Bonds upon the registration of the report on the results of the bond issue.

5. A bondholder shall be entitled to declare a Bond of this issue due and payable and to demand immediate repayment of the nominal value of the debt represented by the Bond in the following cases:

a)             the issuer announces its inability to fulfill financial obligations in relation to Bonds of this issue;

b)            the issuer fails to perform the obligation to pay the nominal value of Bonds of this issue at maturity, upon the expiration of 15 (fifteen) business days following the set maturity date;

c)             the issuer fails to promptly perform the obligation to pay coupon income on Bonds of this issue in accordance with the terms of the issue. In such case, the right to demand redemption of the Bonds shall arise upon the expiration of 15 (fifteen) business days following the date set for payment of the respective coupon income.

6. Bondholders shall also be entitled to demand early redemption of Bonds in the cases set forth in the Resolution to Issue Securities and the Prospectus.

7. Bondholders shall be entitled to exercise other rights provided by the legislation of the Russian Federation.

The Company undertakes to transfer promptly and in full to the payment agent for this bond issue the amounts necessary to fulfil the Company’s payment obligations toward bondholders pursuant to this resolution to issue securities.

All debt of the issuer in respect of the Bonds of this issue shall be legally equal and equally binding for performance.

If the Company fails to perform its obligations in respect of the Bonds, bondholders and/or nominee holders of the Bonds shall have the right to demand that the entity providing security for the bond issue perform obligations in respect of payment of the nominal value of the Bonds.

The entity providing security for this issue of Bonds is «Trading company WIMM-BILL-DANN» Closed Joint Stock Company.

4. For the purposes of securing the Bonds of the issue, the Company and «Trading company WIMM-BILL-DANN» Closed Joint Stock Company have entered into an agreement on provision of security to Wimm-Bill-Dann Foods Open Joint Stock Company in the amount of 1,500,000,000 (one billion five hundred million) rubles for purposes of the bond issue.

5. Income from the Bonds is coupon income (payable upon the expiration of each coupon period) in the form of a percentage of the nominal value of the Bonds.

The Bonds have six coupons.

The dates of the coupon payments are calculated according to the following formulas:

T1=T0+182, T2=T0+364, T3=T0+546, T4=T0+728, T5=T0+910, T6=T0+1092;

where

T0 = start date of the placement of Bonds of the issue, T1 = date of the 1st coupon payment, T2 = date of the 2nd coupon payment, T3 = date of the 3rd coupon payment, T4 = date of the 4th coupon payment, T5 = date of the 5th coupon payment, T6 = date of the 6th coupon payment; The start date of the coupon (interest) period for the 1st coupon of the issue shall be the start date the bond placement. The start date of the coupon period for the 2nd coupon shall the payment date of the 1st coupon of the issue. The start date of the coupon period for the 3rd coupon shall be the payment date of the 2nd coupon of the issue. The start date of the coupon period for the 4th coupon shall be the payment date of the 3rd coupon of the issue. The start date of the coupon period for the 5th coupon shall be the payment date of the 4th coupon of the issue. The start date of the coupon period for the 6th coupon shall be the payment date of the 5th coupon of the issue.

The end date of each coupon period shall be the payment date of that coupon.

If the end date of a coupon period falls on a non-business day (regardless of whether such day is a government-mandated non-business day or a non-business day for settlement operations), payment of the due sum shall be made on the next business day. A bondholder shall not be entitled to demand interest or any other compensation for such delay in payment.

The amount payable on each coupon of a Bond shall be calculated using the following formula:

Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),

where

j = number of the coupon period, j = 1, 2, 3, 4, 5, 6;

Kj = amount of the coupon payment for each Bond;

Nom = nominal value of one Bond;

Cj = interest rate of the jth coupon, in percent per annum;

T(j - 1) = start date of the jth coupon period;

T(j) = end date of the jth coupon period.

The amount payable on a coupon shall be calculated to a precision of one kopeck (rounded to the nearest whole number using mathematical rounding rules).

Payment of the nominal value of Bonds upon their maturity and payment of interest income on Bonds shall be made in monetary form in the currency of the Russian Federation.

a)             Procedure for determining the interest rate for the 1st coupon:

The interest rate for the 1st coupon shall be equal to the inflation amount for the corresponding one-year period, defined as the Consumer Price Index for Russia (“CPI”) calculated monthly by the RF State Statistics Committee (Goskomstat) in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002 (“Resolution No. 23”), as a percentage relative to the same month of the preceding year, for the calendar month ending no later than 45 days before the start date of the bond placement, as a percentage relative to the same month of the preceding year, less 100%, and an inflation premium. The CPI value shall be published on the website of Troika Dialog Investment Company no later than 10 days before the start date of the bond placement. The inflation premium (in percent per annum) shall be determined by an auction held among potential buyers of the Bonds on the start date of the bond placement. Three business days before the auction to determine the inflation premium, members of the stock market section of Moscow Interbank Currency Exchange ZAO (“MICEX”) shall gather preliminary orders from potential buyers. Gathering of preliminary orders shall be concluded by the day of the auction. On the day of the auction, members of the stock market section of MICEX shall submit bids for the auction using the MICEX trading system both at their own expense and at the expense and on behalf of clients. The time of submission of bids for the competition shall be established by MICEX. The bids shall be sent by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)          Purchase price: 100% of the nominal value;

a.2)          Number of Bonds that the potential buyer wishes to acquire, if the issuer sets an inflation premium greater than or equal to the acceptable inflation premium specified in the order;

a.3)          The acceptable inflation premium for the investor. “Acceptable inflation premium” means the inflation premium at which, if such premium were announced by the issuer, the potential investor would be prepared to buy the number of Bonds specified in the bid at a price of 100% of the nominal value of the Bonds. The acceptable inflation premium must be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

a.4)          Funds must be reserved in an amount sufficient to make full payment for the Bonds specified in the bids, including MICEX’s commission.

Bids in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1—a.4 shall not be admitted to the auction to determine the inflation premium.

Upon the end of the bid submission period MICEX shall prepare a register of the bids received and deliver the register to the issuer or seller of the Bonds, in which capacity Troika Dialog Investment Company ZAO (location: 103009, Moscow, ul. Sadovaya-Triumfalnaya, d. 4/10; postal address: 103009, Moscow, Romanov pereulok, d. 4) (the “Underwriter”) shall act.

On the basis of an analysis of the bids submitted for the auction, the issuer shall adopt a resolution setting the inflation premium, calculate the rate of interest on the first coupon, and communicate the adopted resolution to the Underwriter and MICEX in writing.

The Underwriter shall publish a notice of the inflation premium and the interest rate for the first coupon, using the MICEX trading system by sending electronic messages to all members of the stock [market] section of MICEX.

After receiving notice of the inflation premium from the Company, the Underwriter shall conclude transactions by submitting counter-offers to bids in which the inflation premium is less than or equal to the inflation premium set by the Company.

b)            Procedure for determining the rate of interest on the 2nd, 3rd, 4th, 5th, and 6th coupons.

The rate of interest on the 2nd, 3rd, 4th, 5th, and 6th (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002 , as a percentage relative to the same month of the preceding year. The interest rate for each of the aforesaid coupons shall be done calculated using the following formula:

Cj = Premium + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

Premium = the inflation premium determined by the auction held among potential buyers of the Bonds on the start date of the bond placement, in percent per annum;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, less 100%;

The CPI is provided by the RF State Statistics Committee upon request. The CPI shall be published on the website of Troika Dialog Investment Company no later than 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and/or the normative act establishing the procedure for calculating the CPI is altered or the CPI is replaced by an index similar to the CPI with respect to its purposes, the interest rate for a coupon shall be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

6. Terms of redemption and payment of interest

Form of redemption

Repayment of Bonds and payment of interest on Bonds shall be made in Russian Federation rubles in cashless form.

Terms and procedure for redemption of the Bonds, including maturity

Redemption period for Bonds of the issue.

Start date:

The start date of redemption of the Bonds shall be the 1092nd (one thousand ninety-second) day following the start date of the placement of Bonds of the issue.

End date:

The start date and end date of redemption of the Bonds coincide.

Terms and procedure for redemption:

The Bonds shall be redeemed at their nominal value by the Payment Agent on behalf of the Company (“Payment Agent”).

The Company undertakes to transfer promptly and in full to the Payment Agent for this bond issue the amounts necessary to fulfill payment obligations pursuant to this resolution to issue securities.

The Company may appoint additional payment agents and cancel such appointments. An official notice of such actions shall be published by the Company in the newspaper Vedomosti no later than 10 (ten) business days before the execution of such appointments or cancellations.

If the maturity date of the Bonds falls on a non-business day (regardless of whether such day is a government-mandated non-business day or a non-business day for settlement operations),payment of the due sum shall be made on the next business day. A bondholder shall not be entitled to demand interest or any other compensation for such delay in payment.

7. Percentage of Bonds that must be placed, failing which the issue will be deemed not to have taken place

No percentage is established.

8. Procedure for calculating accumulated coupon income during circulation of the Bonds.

At any time from the placement date until maturity of the issue, the accumulated coupon income (ACI) shall be calculated using the following formula:

ACI = Nom * Cj * (T  - T((j -1))/365*100%),

where

Nom = the nominal value of one Bond; j = 1, 2, 3, 4, 5, 6;

Cj = the interest rate of the jth coupon in percent per annum;

T(j-1) = the start date of the jth coupon period;

T = the current date.

The ACI shall be calculated to a precision of one kopeck (rounded to the nearest whole number using mathematical rounding rules).

9. Possibility of acquisition of Bonds by the Company.

The Company has the right to acquire its own Bonds by means of contracts of sale concluded in accordance with RF legislation, including on the basis of public irrevocable offers made by the Company and published in mass media.

A resolution to acquire bonds, including on the basis of public irrevocable offers, shall be adopted by the Board of Directors. Such resolution must establish the terms, procedure, and dates of acquisition of the Bonds.

Bonds acquired by the Company may subsequently be released into circulation on the secondary market.

Votes: “FOR” - 10 (ten) members of the Board of Directors, “AGAINST” - none, “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

5. On the fifth matter on the agenda: Concerning the basic terms of the option plan for management.

Be it resolved:

5.1. That functions relating to administration of the Option Plan (Annex 1) and determination of its terms and conditions be entrusted to the Committee on Personnel and Compensation of the Board of Directors of WBD Foods OJSC (after its formation);

5.2. That the plan for funding the Option Plan be ratified;

5.3. That the Management Board of WBD Foods OJSC be instructed to begin examining the Option Plan.

5.4. That the following matters be included, on the initiative of the Board of Directors, in the agenda of an extraordinary general meeting of shareholders:

5.4.1. Concerning the increase of the Company’s equity capital through the issuance of additional nominal common shares via private placement.

5.4.2. Concerning the approval of interested party transactions.

5.1.      Due to that the fact that item “On the increase of the Company’s equity capital through the private placement of additional nominal common shares” is put up for a vote at Wimm-Bill-Dann Foods general shareholders meeting, Wimm-Bill-Dann Foods general shareholders meeting shall be recommended to define the following parameters of additional Wimm-Bill-Dann Foods stock issuance:

5.5.1.Number of additional nominal common shares: 1 350 000 at RUR 20 par each;

5.5.2.Type and category: nominal common paperless shares (“Additional Shares”);

5.5.3.Type of placement: private;

5.5.4.The order of additional shares pricing including the pricing at private placement with the shareholders having preemptive right for the additional stock acquisition: additional stock price will be determined by Wimm-Bill-Dann Foods Board no later than two weeks before the date of placement start on the basis of their market value.

5.5.5.Form of payment for the additional shares: payment made in cash;

5.5.6.Persons/entities with whom the placement will be done: shares will be placed with WBD ESOP, Limited

5.5.7. If Wimm-Bill-Dann Foods shareholder meeting decides to increase the Company’s equity capital through private placement of additional common nominal shares with the resulting need to close a prospective deal, the shareholder meeting shall be advised to close a deal of placement for the benefit of WBD ESOP, Limited of 1 350 000 additional shares and payment by WBD ESOP, Limited for Wimm-Bill-Dann Foods shares at placement price.

Voted: “FOR”: - 10 (ten) members of the Board of Directors; “AGAINST” — none; “ABSTAINED” — none. The resolution was adopted unanimously in the stated wording.

9. On the ninth matter on the agenda: Approval of transactions involving interested parties.

9.1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1. ISSA Experimental Association (Limited Liability Company) will transfer to WBD FOODS OJSC all rights to below-mentioned trademarks and trademark applications in relations to all goods and services specified in the applications in the following countries: label of fruit drink «Chudo-yagoda» (cranberry) - in Canada, USA, Ukraine, Israel; label fruit drink «Wonder Berry» (cranberry and raspberry) - in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France and Norway; label of fruit drink «Wonder Berry» (red currant and cherry) - in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France and Norway; label of fruit drink « Wonder Berry» (cowberry) - in Canada, USA, Ukraine, Germany,

Denmark, UK, Sweden, France, Norway and Israel; label of fruit drink «Wonder Berry» (cranberry, bog-berry and blackberry) - in Canada, USA, Ukraine, Germany, Denmark, UK, Sweden, France and Norway; Chudo-yagoda (verbal) - in USA and Israel; «Wonder Berry» (verbal) - in Belgium, Luxemburg and Israel; label of fruit drink «Wonder Berry» (raspberry) - in Israel; label of fruit drink «Wonder Berry» (with a jug) - in Israel, and WBD FOODS OJSC will pay to ISSA Experimental Association OOO  a compensation in the amount of not less than 2,000,000 rubles 00 kopecks and not more than 2,150,000 rubles 00 kopecks (VAT inclusive).

2. Lianozovo Dairy OJSC (Lessor) shall grant to WBD FOODS OJSC (Lessee) for remuneration in temporary possession and use of automotive vehicles with the drivers with the provision of automotive vehicle maintenance (servicing), driving services, and operation.  The payments shall be made each month, and are to be determined as follows:

Price = (AM + GSM + FR + ZV + P) + PB (from 1 to 5%)  +  VAT,  where,  AM - Amortization, GSM - fuel and lubricants, FR - miscellaneous expenses (spare parts, maintenance and miscellaneous expenses on the automotive vehicles),  ZV - wages of the drivers with some extra charges (ESN, traumatism), N - taxes included in the expenses (transportation tax), PB - Profit

PB = (AM + GSM + FR + ZV + N) (from 1 to 5) / 100, VAT (20%)

3. Lianozovo Dairy OJSC (Lessor) shall grant to WBD FOODS OJSC (Lessee) for remuneration in temporary possession and use the personal property (computers, furniture, and other office equipment used by the employees of WBD FOODS OJSC). The payments shall be made each month and are to be determined as follows:

Price = AM + PB (from 1 to 5%) + VAT, where AM - Amortization, PB - Profit, PB = AM * (from 1 to 5) / 100, VAT (20%)

4. Lianozovo Dairy OJSC (Lessor) shall grant to WBD FOODS OJSC (Lessee) for remuneration in temporary possession and use of premises located at: Moscow, 16/15 Yauzsky bulvar, Moscow, 13, bld 2, Solyanka str. and the Lessee shall pay the monthly rent to be determined  as follows:

THE AMOUNT OF THE MONTHLY RENT  =  (AM +NZ + KP ) + PB (FROM 1 TO 5%) + VAT, WHERE AM - AMORTIZATION, NZ - RENT CHARGE FOR THE GROUND OR GROUND TAX, KP -  MUNICIPAL PAYMENTS (HOT WATER SUPPLY, COLD WATER SUPPLY, HEATING, SEWERAGE), PB - PROFIT, PB = (AM + NZ + KP) * (FROM 1 TO 5) / 100, VAT (20%)

5. WBD Foods OJSC will guarantee to ING Bank on behalf of Tsaritsyno Dairy OJSC performance by latter of its liabilities under a credit agreement with ING Bank to the sum of the credit (3,000,000 USD) and interest thereon (beneficiary: Tsaritsyno Dairy OJSC);

6. WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Kiev City Dairy No. 3 OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,589,714 Euros (beneficiary: Kiev City Dairy No. 3OJSC);

7. WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Siberian Milk OJSC performance by the latter of its liabilities under a credit agreement with CB Citibank ZAO to the sum of the credit, 3,639,957 Euros (beneficiary: Siberian Milk OJSC);

8. WBD FOODS OJSC shall grant to the debtor (Fruit Rivers LLC) for up 3 (three) years a returnable (revolving) loan in rubles equivalent to US dollars under the following terms and conditions: the maximum amount of the current liability to WBD FOODS OJSC at any date shall not exceed the US dollar equivalent of  75 000 000 (seventy-five million eight hundred eighty-two thousand and seven hundred) (beneficiary - Fruit Rivers LLC).

While determining the voting results on the ninth matter of the agenda the votes of Board members, who are not having the potential interest concerning transactions’ conclusion, are included (taken into account): Guy de Selliers, Michael O’Neill, V. N. Sherbak, E.Linwood Tipton, J.B.Mark Mobius, Yasin E.G., Tutelyan V.A.

Voted : “FOR” - 7 (seven) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

10. On the tenth matter: Concerning calling of an extraordinary general meeting of shareholders of the Company.

Be it resolved:

10.1.That an extraordinary general meeting of shareholders be called on the initiative of the Company’s Board of Directors.

10.2.That the following agenda of an extraordinary general meeting of shareholders be approved:

10.2.1. Concerning an increase of the equity capital of the Company by placement of additional ordinary registered shares of the Company by subscription.

10.2.2. Concerning approval of interested party transactions.

10.2.3. Concerning approval of the new redaction of the Regulation on the Board of Directors of WBD Foods OJSC.

10.3.     That the following terms and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:

10.3.1.           Form of the meeting: remote voting;

10.3.2.           Deadline for receipt of ballot papers: January 31, 2003, by 24:00 Moscow time;

10.3.3.           Postal address to which completed ballot papers are to be sent: 109028, Russian Federation, Moscow, Yauzsky boulevard, d. 16/15, room 306.

10.4.                     That the date of compilation of the list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company be set at December 16, 2002 (at the end of the registrar’s business day).

10.5.                   That the form and text of the ballot paper be approved.

10.6.                   That the text of the notice of the extraordinary general meeting of shareholders be approved.

10.7.                   That the following procedure for giving notice of the extraordinary general meeting of shareholders be established: no later than 20 days before the deadline for receipt of ballot papers, a notice of the extraordinary general meeting of shareholders of the Company shall be sent, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders and also be published in the Wall Street Journal (New York, USA).

10.8.                     That ballot papers for voting on matters on the agenda and materials on the agenda matters be sent, along with the notice of the extraordinary general meeting of shareholders, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders.

Voted: “FOR” - 7 (seven) members of the Board; “AGAINST” - none; “ABSTAINED” - 1 (one) member of the Board  ( Mr.Guy de Selliers). Mr. S.A. Plastinin, V.A. Tutelyan, E.G. Yassin didn’t take part in voting on the tenth matter. The resolution was adopted unanimously in the stated wording.

11. On the eleventh matter: Concerning changes in the composition of the Management Board and compensations to the Management Board Members and the Chairman of the Board of Directors.

11.1. IN ORDER TO ACCOMMODATE PERSONAL REQUESTS AND ON SOLICITATION OF THE CHAIRMAN OF THE MANAGEMENT BOARD BE IT RESOLVED THAT:

•              Dubinin M.V.

•              Tamurka D.V.

shall cease being Management Board members.

Voted: “FOR” - 7 (seven) members of the Board of Directors; “AGAINST” - none; “ABSTAINED” - none.

Mr. S.A. Plastinin, V.A. Tutelyan, E.G. Yassin didn’t take part in voting on the tenth matter. The resolution was adopted unanimously in the stated wording.

Representative                                                                                                                     R. V. Bolotovsky

by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): November 14, 2002

Code: 1306005A14112002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): November 14, 2002

Fact (event, activity) code: 1306005A14112002

Place of preparation of the minutes: Moscow

Date of preparation of the minutes: November 14, 2002

Form of the meeting: adoption of resolutions by remote voting (by poll)

PERSONS PARTICIPATING IN VOTING:

Quantitative composition of the Board of Directors of Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter, “WBD Foods OJSC” or the “Company”): 11 (eleven) persons.

Presence of a quorum and results of voting on matters submitted to the Board of Directors of WBD Foods OJSC for consideration were determined taking into account written opinions of members of the Board of Directors received by WBD Foods OJSC no later than 24:00 (Moscow time), November 13, 2002.

The following 10 (ten) members of the Board of Directors participated in voting: Guy de Selliers, M. V. Dubinin, A. S. Orlov, S. A. Plastinin, V. A. Tutelyan, V. N. Scherbak, D. Iakobachvili, E. G. Yasin, E. Linwood Tipton, and Michael O’Neill. The meeting was quorate.

MATTERS PUT TO A VOTE AND RESULTS OF VOTING THEREON:

1. On the first matter on the agenda: Concerning approval of interested party transactions

1.1. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1.                             WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a credit agreement with CB Citibank ZAO to the sum of the credit, 376,000 U.S. dollars (beneficiary: Kharkov Dairy OJSC);

2.                             WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Kiev City Dairy No. 3 OJSC performance by the latter of its monetary obligations under a credit agreement with CB Citibank ZAO to the sum of the credit, 1,315,000 U.S. dollars (beneficiary: Kiev City Dairy No. 3 OJSC);

3.                             WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Kiev City Dairy No. 3 OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 538,457 euros (beneficiary: Kiev City Dairy No. 3 OJSC);

4.                             WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Lianozovo Dairy OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 576,659 euros (beneficiary: Lianozovo Dairy OJSC);

5.                             WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Lianozovo Dairy OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 620,572 euros (beneficiary: Lianozovo Dairy OJSC);

6.                             WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Siberian Milk OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 545,994 euros (beneficiary: Siberian Milk OJSC);

7.                             WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Timashevsk Dairy OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 540,704 euros (beneficiary: Timashevsk Dairy OJSC);

8.                             WBD Foods OJSC will provide the debtor (Roska OJSC) with a loan in the amount of 11,438,297.00 (eleven million four hundred thirty-eight thousand two hundred ninety-seven) rubles (beneficiary: Roska OJSC);

When determining the results of voting on this matter, the votes of members of the Board of Directors without an interest in the transactions were take into account: Guy de Selliers, V. A. Tutelyan, V. N. Sherbak, E. G. Yasin, E. Linwood Tipton, Michael O’Neill.

Votes: “FOR” - 6 (six) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

Representative                                                                                                                     R. V. Bolotovsky

by power of attorney dated October 1, 2002, No. 01/10

Date of occurrence of the fact (event, activity): October 17, 2002

Code: 1306005A17102002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): October 17, 2002

Fact (event, activity) code: 1306005A17102002

Form of the meeting: adoption of resolutions by remote voting (by poll)

Date of preparation of the minutes: October 17, 2002

Quantitative composition of the Board of Directors of Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods OJSC” or the “Company”): 11 (eleven) persons.

The following 9 (nine) members of the Board of Directors participated in voting: Guy de Selliers, M. V. Dubinin, S. A. Plastinin, V. A. Tutelyan, V. N. Scherbak, D. Iakobachvili, E. G. Yasin, E. Linwood Tipton, and J. B. Mark Mobius. The meeting was quorate.

MATTERS PUT TO A VOTE AND RESULTS OF VOTING THEREON:

1. On the first matter on the agenda: Concerning approval of transactions involving interested parties.

1.1.          For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” in regard to conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be approved:

1)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to 24 trademark registration applications (list attached) in respect of all goods and services specified in the applications, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 177,216 rubles 00 kopecks;

2)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights to the following international applications for trademark registration in respect of all countries, goods, and services specified in the applications: Nos. 695040, 695113, 695171, 696609, 701920, 702989, 704659, 748082, 763867, 768825, and 770680, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 1,029,468 rubles 00 kopecks;

3)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to the trademarks contemplated by certificates Nos. 199639, 200070, and 204570 in respect of all goods and services specified in the certificates, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 38,000 rubles 00 kopecks;

4)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to the trademarks contemplated by certificates Nos. 203060, 203362, 204073, and 206905 in respect of all goods and services specified in the certificates, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 45,462 rubles 00 kopecks;

5)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to the trademarks contemplated by certificates Nos. 204652, 204653, and 204654 in respect of all goods and services specified in the certificates, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 192,900 rubles 00 kopecks;

6)                            WBD Foods OJSC (the licensor) will grant to Timashevsk Dairy Plant OJSC (the licensee) a non exclusive license to use the trademarks contemplated by certificates Nos. 181323, 187863, and 195913 in respect of all goods and services specified in the certificates, in the territory of the Russian Federation, for the entire effective term of the license agreement, and Timashevsk Dairy Plant OJSC will pay a license fee to WBD Foods OJSC for use of the trademarks in the form of monthly payments in an amount equivalent to 600 U.S. dollars.

When determining the results of voting on this matter, the votes of members of the Board of Directors without an interest in the transactions were take into account: Guy de Selliers, V. A. Tutelyan, V. N. Sherbak, E. G. Yasin, E. Linwood Tipton, J. B. Mark Mobius.

Votes: “FOR” - 6 (six) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

1.2. For the purposes of fulfilling the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of transactions in whose completion there is a potential interest, and in view of the absence of an actual conflict of interests, be it resolved that the following transactions be put to the General Meeting of Shareholders of WBD Foods OJSC for consideration and that it be recommended that the transactions be approved:

1)                            WBD Foods OJSC will guarantee to Hypo Vereinsbank (Germany) on behalf of Rubtsovsk Dairy Plant CJSC performance by the latter of its monetary obligations under a credit agreement with Hypo Vereinsbank (Germany) to the sum of the credit (4,590,000 euros) and interest thereon (beneficiary: Rubtsovsk Dairy Plant CJSC);

2)                            WBD Foods OJSC will guarantee to ING Bank on behalf of Tsaritsyno Dairy Plant OJSC performance by the latter of its monetary obligations under a credit agreement with ING Bank to the sum of the credit (3,000,000 euros) and interest thereon (beneficiary: Tsaritsyno Dairy Plant OJSC).

Votes: “FOR” - 9 (nine) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

2. On the second matter on the agenda: Concerning inclusion of matters in the agenda of an extraordinary general meeting of shareholders on the initiative of the Board of Directors.

2.1. Be it resolved that, on the initiative of the Board of Directors, the following matters be included in the agenda of an extraordinary general meeting of shareholders:

2.1.1. Ratification of a new version of the bylaw “On the Executive Bodies” of WBD Foods OJSC.

2.1.2. Concerning approval of transactions involving interested parties.

Votes: “FOR” - 9 (nine) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

3. On the third matter on the agenda: Concerning approval of the agenda of an extraordinary general meeting of shareholders of the Company.

3.1. Be it resolved that the agenda of the extraordinary general meeting of shareholders be approved:

3.1.1. Ratification of a new version of the bylaw “On the Executive Bodies” of WBD Foods OJSC.

3.1.2. Concerning approval of transactions involving interested parties.

Votes: “FOR” - 9 (nine) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

4. On the fourth matter on the agenda: Concerning the calling of an extraordinary general meeting of shareholders of the Company.

Be it resolved:

4.1.       That an extraordinary general meeting of shareholders be called on the initiative of the Company’s Board of Directors.

4.2.	That the following conditions and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:
4.2.1. Form of the meeting: remote voting;
.	4.2.2 Deadline for receipt of ballot papers: December 3, 2002, by 24:00 Moscow time;
	4.2.3.	Postal address to which completed ballot papers are to be sent: 109028, Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, room 306.
4.3.

That the date of compilation of the list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company be set at October 18, 2002 (at the end of the registrar’s business day).

4.4. That the form and text of the ballot paper be approved (Annex 1).
4.5.	That the text of the notice of the extraordinary general meeting of shareholders be approved (Annex 2).

4.6.          That the following procedure for giving notice of the extraordinary general meeting of shareholders be established: no later than 20 days before the deadline for receipt of ballot papers, a notice of the extraordinary general meeting of shareholders of the Company shall be sent, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders and also be published in the Wall Street Journal (New York, USA).

4.7.       That ballot papers for voting on matters on the agenda and a draft of the new version of the bylaw “On the Executive Bodies” be sent, along with the notice of the extraordinary general meeting of shareholders, by registered letter or delivery against signature, to each person specified in the list of persons entitled to participate in the general meeting of shareholders.

Votes: “FOR” - 9 (nine) votes; “AGAINST” - none; “ABSTAINED” - none. The resolution was adopted unanimously in the stated wording.

Deputy Chairman of the Management Board

of Wimm-Bill-Dann Foods OJSC                                                                                    M. V. Dubinin

Date of occurrence of the fact (event, activity): October 17, 2002

Code: 1506005A17102002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): October 17, 2002

Fact (event, activity) code: 1506005A17102002

Date of adoption by the Board of Directors of Wimm-Bill-Dann Foods OJSC of a resolution (date of preparation of the minutes) concerning the date at which the list of owners of securities will be prepared: October 17, 2002

Date at which the list of owners of registered securities of Wimm-Bill-Dann Foods OJSC entitled to participate in the general meeting of shareholders will be prepared: October 18, 2002.

Deputy Chairman of the Management Board

of Wimm-Bill-Dann Foods OJSC                                                                                    M. V. Dubinin

Date of occurrence of the fact (event, activity): December 9, 2002

Code: 0406005A09122002

Information on material fact (event, activity) affecting the Issuer’s business activities:

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Location: 109028, Moscow, Yauzsky Boulevard, dom 16/15, room 306

Issuer’s Code: 06005-A

Date of occurrence of the fact (event, activity): December 9, 2002

Fact (event, activity) code: 0406005A09122002

Full trade name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: 452750, Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Postal Address: 452750, Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital before change: 0%

Issuer’s share in the charter capital after change: 85%

Date of change of share in the charter capital: December 9, 2002

Representative                                                                                                                     R. V. Bolotovsky

by power of attorney dated October 1, 2002, No. 01/10

43. Data on Re-organization of the Issuer, Its Associated and Dependent Companies.

OJSC “WBD FOODS” was created as a result of re-organization of “WBD FOODS LLC”, based on the decision on re-organization made by the general meeting of participants of “WBD FOODS LLC”. Re-organization was performed by exchanging shares of participants of “WBD FOODS LLC” for the stock of OJSC “WBD FOODS”.

44. Additional Material General Information on the Issuer.

No additional material information on the Issuer.

B. DATA ON THE ISSUER’S FINANCIAL AND ECONOMIC ACTIVITY

45. Annual Financial Reports for the Past Three Fiscal Years.

Not submitted for the current reporting period.

46. Issuer’s Financial Reports for the Reporting Period.

Not submitted for the current reporting period.

47. Facts Leading to Increase or Decrease of the Issuer’s Assets by Over 10 Percent in the Reporting Quarter.

Not submitted in the report for the fourth quarter

48. Facts Leading to Increase or Decrease of the Issuer’s Profits (Loss) in the Reporting Quarter by Over 20 Percent Compared to the Previous Quarter.

Not submitted in the report for the fourth quarter

49. Data on the Creation and Use of Issuer’s Reserve and Other Special Funds.

50. Issuer’s Deals in the Reporting Period, Equal to or Exceeding 10 Percent of the Issuer’s Assets as of the End of the Previous Quarter.

None

51. Data on the Use of Funds Raised by the Issuer as a Result of Placing Issued Securities.

51.1 State registration number of the issue: 1-02-06005-A

Date of state registration of the issue: October 30, 2001

Total amount (value) of funds contributed in payment for securities as at the last day of the reporting period: 2,326,204,885 thousand rubles

Total (value) of funds used in the reporting period for each of the main areas of use:

Provision of loans to companies over which the Issuer has direct or indirect control, for implementation of companies’ investment programs and to provide for current operations: 30 311.534 thousand rubles. Acquisition of interests (shares) in the charter capital of commercial organizations whose primary activities are the production and sale of dairy products, juices, and beverages: 22 224.697 thousand rubles.

Total (value) of funds used in the reporting period: 52 536.231 thousand rubles.

52. Borrowed Assets Received by the Issuer and Its Associated Companies in the Reporting Quarter

Data on the Issuer’s Borrowed Assets as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
Long-term Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Long-term Loans	—	—	—	—
including past-due	—	—	—	—
Short-term Bank Credits	—	—	—	—
including past-due	—	—	—	—
Employee Bank Credits	—	—	—	—
including past-due	—	—	—	—
Other Short-term Loans	—	—	—	—
including past-due	—	—	—	—

53. Accounts Payables and Receivables of the Issuer and Its Associated Companies for the Reporting Period.

Data on the Issuer’s Accounts Payables and Receivables as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
1) Accounts Receivables:	4 081	15 032 883	14 667 360	369 604
short-term	4 081	15 032 883	14 667 360	369 604
including past-due	—	—	—	—
including over 3 months	—	—	—	—
including by:
long-term	—	—	—	—
including past-due	—	—	—	—
including over 3 months	—	—	—	—

including by:
2) Accounts Payables:	15 642	9 523 182	9 528 876	9 948
short-term	15 642	9 523 182	9 528 876	9 948
including past-due	—	—		—
including over 3 months	—	—		—
including by:
long-term	—	—		—
including past-due	—	—		—
including over 3 months	—	—		—
including by:
Guarantees:
Received	—	327 852	327 852	—
including third parties	—	—	—	—
including by:
Issued	762 856	835 424	277 538	1 320 743
including third parties	—		—	—
including by:
3) Bill Movement:
Issued Bills	—	—	—	—
including past-due	—	—	—	—
including by:
Received Bills	—	796 448	796 448	—
including past-due	—	—	—	—
including by:

54. Issuer’s Financial Investments.

Data on the Issuer’s Financial Investments as of the End Date of the Reporting Period:

Item Name	Investment Amount as of the End of Reporting Quarter (Thousand rubles)
	Short-term (under 1 year)	Long-term (over 1 year)	Total
Investments in Russian Government notes	—	—	—
Investments in regional government notes	—	—	—
Investments in local government notes	—	—	—
Investments in shares of other organizations	—	—	—
Investments in bonds and other debt instruments	—	—	—
Other loans granted	3 160 126	—	3 160 126

Investments in the Issuer’s associated companies	—	2 069 571
Investments in the Issuer’s dependent companies	—	—	—

Financial Investments In Organization Liquidated In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Financial Investments In Organization Considered Bankrupt In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			—

Issuer’s Assets as of the End Date of the Reporting Period (Thousand rubles)			6 100 081

Financial Investments in Organization Constituting 10 or More Percent of the Issuer’s Assets as of the End Date of the Reporting Quarter

Organization Name	Investment Amount (Thousand rubles)	Share of Assets
Total	—	—

55. Other Material Information on the Issuer’s Financial and Economic Activity

There is no other material information on the Issuer’s financial and economic activity.

C. DATA ON THE ISSUER’S SECURITIES

56. Data on the Issuer’s Shares.

Issue Number:

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Offering Method: Exchange at re-organization

Offering Period: 31.05.2001 to 31.05.2001

Present Issue State: Offering complete

Number of Placed Securities in Accordance with the Registered Report of the Issue: 35,000,000

Data on the State Registration of the Report of the Issue:

Registration Date: 15.06.2001

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:

No additional material information on the issue securities.

Issue Number:

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Closed subscription

Offering Period: from 12.02.2002 to 14.02.2002

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 9,000,000

Information on State Registration of the Report of the Issue:

Date of Registration: 13.03.2002

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bank Trust Company [sic] without involvement of trading organizers.

Additional Information on the Issue Securities:

No other material information.

57. Data on the Issuer’s Bonds.

No bonds have been issued

D. OTHER DATA ON THE ISSUER’S SECURITIES.

58, 59, 60. Rights of the Issuer’s Shareholders. Dividends on the Issuer’s Shares.

58.1

Category of Shares: Common

Form of Shares: Registered, uncertificated

Full Name of Category/Form of Authorized Shares: Registered common shares, uncertificated

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this  Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter  and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Dividends on Shares of this Category (Type):

Period: 2001, First half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2001, 9 months

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, first quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, first half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002, 9 months

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

61. Limitations on the Circulation of Securities.

See sections 56 and 57

62. Other Material Information on the Issuer’s Securities.

There exists no other material information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	February 28, 2003